UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

POST HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

737446104
(CUSIP Number)

William P. Stiritz 790 Briar Hill Road Belleville, Illinois 62223 618-398-7781
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 737446104	Page 1

1		NAME OF REPORTING PERSON WILLIAM P. STIRITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF / OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,267,386
	8	SHARED VOTING POWER 384,132
	9	SOLE DISPOSITIVE POWER 4,267,386
	10	SHARED DISPOSITIVE POWER 384,132
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,651,518
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.27%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 737446104	Page 2

This Amendment No. 1 to Schedule 13D relates to the Schedule 13D filed with the Securities and Exchange Commission on December 1, 2016 by the Reporting Person and amends the Schedule 13D as specifically set forth herein.
Item 5.    Interest in Securities of the Issuer.
(a)    As of the date hereof, William P. Stiritz (the "Reporting Person") beneficially owns, in the aggregate, 4,651,518 shares of Common Stock (the "Common Stock") of Post Holdings, Inc., a Missouri corporation (the "Issuer"), representing approximately 7.27% of the Issuer’s outstanding shares of Common Stock.
The Reporting Person beneficially owns shares of Common Stock of the Issuer directly (4,098,017 shares) and through The Wildwood Trust, of which the Reporting Person is Trustee (169,369 shares) and his spouse, Susan Stiritz (384,132 shares).
(b)    The number of shares as to which there is sole power to vote or to direct the vote is 4,267,386. The number of shares as to which there is the shared power to vote or to direct the vote is 384,132. The number of shares as to which there is sole power to dispose or to direct the disposition is 4,267,386. The number of shares as to which there is shared power to dispose or direct the disposition is 384,132. The Reporting Person shares voting and disposition rights with his spouse with respect to 384,132 shares. The Reporting Person is no longer the beneficial owner of shares of Common Stock beneficially owned by his two adult children.
Susan Stiritz’s address is 790 Briar Hill Road, Belleville, Illinois 62223. Mrs. Stiritz is a professor at Washington University in St. Louis, One Brookings Drive, St. Louis, Missouri 63130. During the last five years, Mrs. Stiritz has not been convicted in a criminal proceeding. During the last five years, Mrs. Stiritz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws. Mrs. Stiritz is a citizen of the United States.
(c)    The Reporting Person has effected no transactions in the Common Stock of the Issuer within the past sixty days.

(d)     Except for the Reporting Person’s spouse, no person other than the Reporting Person has the right to receive dividends on, and any proceeds from the disposition of, any shares of Common Stock reported as owned by him in this Item 5 above.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The Reporting Person holds 2,600 RSUs that each represents a contingent right to receive one share of Common Stock. The RSUs were awarded to the Reporting Person as a director of the Issuer, subject to a written agreement, the form of which has been filed with the SEC by the Issuer.
Item 7.     Materials to be Filed as Exhibits.
Exhibit
Number        Description
*10.5        Form of Stock-Settled Restricted Stock Unit Agreement (Non-Employee Directors) (Incorporated by reference to Exhibit 10.37 to the Company’s Form 10-K filed on November 20, 2020)
* Incorporated by reference

CUSIP No. 737446104	Page 3

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2021

/s/ William P. Stiritz
William P. Stiritz